FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media
Information



                              13 November 2003


            BG Group and Petroplus to partner in UK Liquefied Natural Gas
                               (LNG) Facility


BG Energy Holdings Limited, a subsidiary of BG Group plc, announced today that it has signed a Memorandum of Understanding (MoU) with Petroplus International NV (Petroplus) for the joint development, ownership and operation of an LNG import and regasification facility at Milford Haven, Wales.


BG intends to acquire a 50 per cent equity stake in Dragon LNG Limited, a special purpose project company established to develop the project. In addition to this equity position, BG intends initially to contract for the use of 2.2 million tonnes per annum (mtpa) of capacity at the facility. This represents half of the initial planned throughput capacity. The process for the sale of the remaining capacity is continuing.


Martin Houston, Executive Vice President and Managing Director, North America, Caribbean and Global LNG, said: "BG is already a major supplier of gas to the UK and is committed to continuing to seek new ways to serve this growing market. The development of this facility with our partner, Petroplus, will allow us to deliver competitively priced natural gas to meet expected market requirements. This project will extend our position in the UK and strengthen our LNG leadership position in the Atlantic Basin."


Paul van Poecke, Chief Executive Officer, Petroplus Logistics, said: "We are very pleased to announce the successful conclusion of an MoU with BG. The transaction is a significant step forward in Petroplus' strategy of rebalancing activities and is consistent with our broader strategic agenda."



The new facility, which is expected to be operational in 2007, has received planning permission and would deliver natural gas into the UK market via the national transmission system. With the UK set to become a net importer of gas in the later half of this decade, it would provide increased security of supply through access to a range of international gas supply sources.


The existing Milford Haven site includes marine docking and unloading facilities at three berths. The development proposal provides for the adaptation of these facilities for use as an LNG tanker berth, with pipelines and other facilities as necessary for unloading LNG and transporting it to storage tanks onshore within the existing site.

                                    - ENDS -

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.



Notes to Editors:


Milford Haven Facility


The Petroplus Milford Haven facility, located in Wales, United Kingdom, was acquired by Petroplus from Chevron in 1998. The complex comprises

1 550 000 cubic meters of storage capacity, deepwater jetties and a mothballed refinery including a cogeneration facility.


Petroplus Tankstorage BV, a wholly owned subsidiary of Petroplus International NV, currently operates the site as a commercial tank farm for petroleum products.


BG Group


LNG represents one of BG Group's core business segments. The Company is involved in developing LNG projects in Trinidad & Tobago, Egypt, Italy, India, Indonesia, Bolivia and Iran.


In January 2002, BG LNG Services, LLC (BGLS), a wholly owned subsidiary of BG Group, took 81 per cent of the capacity at North America's largest operating import terminal, Lake Charles in Louisiana, which has the capability to receive, store, vaporise and deliver 4.7 million tonnes per annum (mtpa). From September 2005, BGLS will take 100 per cent of the capacity. In March 2003, the Federal Energy Regulatory Commission gave approval for expansion of the terminal to 8.9 mtpa. Construction of the expansion plant is expected to be completed by the beginning of 2006.


BG has four business segments - Exploration & Production, LNG, Transmission & Distribution and Power Generation. Active in some 20 countries on five continents, its core geographical areas are the UK, Kazakhstan, Egypt, Trinidad and Tobago, South America and India.


Petroplus International NV (Petroplus)


Petroplus International NV (Petroplus) was established 10 years ago and is a leading player in the European midstream oil market. The midstream sector encompasses refining, marketing and logistics (predominantly tank storage).


Petroplus is the owner of refineries in Antwerp (Belgium), Cressier (Switzerland) and Teesside (United Kingdom) with a total capacity of 270 000 barrels per day. Petroplus has a sales volume in excess of 20 million tonnes a year of oil products and a storage capacity of almost 5 million cubic metres throughout Western Europe.


Petroplus International NV is publicly listed in the NextPrime segment of Euronext, Amsterdam.


Website: www.petroplusinternational.com



Enquiries:


Communications                   Petrina Fahey           44 (0) 118 929 3110
                                 Christopher Carter     +44 (0) 118 929 2597


Investor Relations               Chris Lloyd/Brian
                                 McCleery/Helen Parris  +44 (0) 118 929 3025


Out of hours pager:               07693 309543


Website: www.bg-group.com



PR 10967


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 13 November, 2003                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary